SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

Notification of voting rights pursuant to sec. 25a WpHG

We received the following notification pursuant to sec. 25a WpHG on January 24, 2013:

1. Listed company:

AIXTRON SE

Kaiserstr. 98, 52134 Herzogenrath, Deutschland

2. Notifier:

SOCIÉTÉ GÉNÉRALE SA, Paris, France

3. Triggering event:

Exceeding Threshold

4. Threshold(s) crossed or reached:

5%

5. Date at which the threshold is crossed or reached:

18.01.2013

6. Total amount of voting rights:

6.20% (equals 6319161 voting rights)

calculated from the following total number of voting rights issued:

101975023

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25a WpHG:

6.13% (equals 6246018 voting rights)

thereof held indirectly:

3.075% (equals 3136000 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:

0% (equals 0 voting rights)

thereof held indirectly:

0% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:

0.07% (equals 73143 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25a

WpHG:

Chain of controlled undertakings:

SOCIÉTÉ GÉNÉRALE SA EFFEKTEN GMBH, Frankfurt/Main, Germany

ISIN or name/description of the financial/other instrument: DE000SG14528

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG14536

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26S51

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26S69

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26S77

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26S85

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26S93

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26TA9

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26TB7

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26TC5

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG26TD3

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG2AJ19

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG2ES06

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG2HM74

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG2HM82

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T528

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T536

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T544

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T551

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3TS69

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T577

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T585

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T593

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG3T6A6

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: Structured call option

Maturity: 19.12.2014

Expiration date:

ISIN or name/description of the financial/other instrument: Structured call option

Maturity: 18.12.2015

Expiration date:

ISIN or name/description of the financial/other instrument: Structured Call option

Maturity: 16.12.2016

Expiration date:

ISIN or name/description of the financial/other instrument: Structured Call option

Maturity: 15.12.2017

Expiration date:

ISIN or name/description of the financial/other instrument: DE000SG2HM66

Maturity: 18.12.2015

Expiration date:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	January 29, 2013	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO